UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☐ Form 40-F ☒

Exhibit 99.1 to this report on Form 6-K shall be incorporated by reference into and as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-294761) under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: May 29, 2026	By:	/s/ Noralee Bradley
	Name:	Noralee Bradley
	Title:	Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Second Supplemental Indenture, dated as of May 29, 2026, among Nutrien Ltd., the Bank of New York Mellon, as U.S. Trustee, and Computershare Advantage Trust of Canada (as successor to BNY Trust Company of Canada), as Canadian Trustee.